As Filed with the Securities
                                                   and Exchange Commission
                                                           on May 30, 2000

                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549




In the Matter of
                                                 INTERIM CERTIFICATE


Conectiv
                                                          OF


File No. 70-9069
                                                      NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                                  PURSUANT TO RULE 24





This Certificate of Notification pursuant to Rule 24 (17 C.F.R. s 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 and 2 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998:



There have been no changes in the corporate structure for the quarter ended March 31, 2000. The previously filing summarized in Rule 24 certificate in this docket covered the calendar quarter ending
December 31, 1999.



  	The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.

                                     SIGNATURE

     	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                                    Conectiv
                                         Conectiv Energy Supply, Inc.
                                         Delmarva Capital Investments, Inc.
                                         Conectiv Services, Inc.
                                         Conectiv Solutions, LLC
                                         Delmarva Services Company
                                         Conectiv Communications, Inc.
                                         Atlantic Generation, Inc.
                                         Atlantic Southern Properties, Inc.
                                         ATE Investment, Inc.
                                         Binghamton General, Inc.
                                         Binghamton Limited, Inc.
                                         Pedrick General, Inc.
                                         Vineland Limited, Inc.
                                         Vineland General, Inc.
                                         ATS Operating Services, Inc.

May 30, 2000                             /s/ Philip S. Reese
                                             Philip S. Reese
                                             Vice President & Treasurer

                                         Thermal Energy LP I by its
                                         General Partner, Atlantic Jersey
                                         Thermal Systems, Inc.

May 30, 2000                             /s/ Philip S. Reese
                                             Philip S. Reese
                                             Vice President & Treasurer